Exhibit 3

PROXY CARD

▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼

ELLOMAY CAPITAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 18, 2013

The  undersigned,  a  shareholder  of  Ellomay  Capital  Ltd.,  an  Israeli  company  (the  “Company”),  revoking  any previous proxies, does hereby appoint Kalia Weintraub and Eran Zupnik (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company held of record by  the  undersigned  at  the  close  of  business  on  May 20, 2013,  at  the  Annual  Meeting  of  Shareholders  of  the Company to be held at the offices of the Company at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel, on Tuesday, June 18, 2013, at 11:30 a.m., Israel time (the “Shareholders’ Meeting”), and any adjournment(s) thereof.

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN.  PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION  WITH  THE APPROVAL OF PROPOSALS 3A, 5A AND 6A BY MARKING ITEMS 3B, 5B AND 6B, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS.  IF YOU FAIL TO MARK ITEM 3B, ITEM 5B OR ITEM 6B, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSALS 3A, 5A (UNLESS A SPECIAL MAJORITY IS NOT REQUIRED FOR THE APPROVAL OF THIS PROPOSAL) OR 6A, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSALS IS MARKED.   IF YOU PROPERLY MARK ITEM 3B, ITEM 5B OR ITEM 6B AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE RELEVANT UNDIRECTED PROPOSALS.

With respect to any additional matters as may properly come before the Shareholders’ Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with her or his discretionary authority and best judgment.

Return of your proxy does not deprive you of your right to attend the Shareholders’ Meeting, to revoke the proxy or to vote your shares at the Shareholders Meeting in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Shareholders’ Meeting.

(Continued, and to be marked, dated and signed, on the other side)

Please mark your votes like this	☒

		FOR all Nominees	WITHHOLD AUTHORITY for all Nominees	FOR all Nominees except (see instructions below)

1.	To reelect five members of the Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. The nominees are:	☐	☐	☐
01) Shlomo Nehama
02) Ran Fridrich
03) Hemi Raphael
04) Oded Akselrod
05) Anita Leviant

To withhold authority to vote for any individual nominee, mark “For All Except” and write the nominee’s number on the line below.

		FOR	AGAINST	ABSTAIN

2.
To reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2013, and until the next annual meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.
		☐	☐	☐

		FOR	AGAINST	ABSTAIN

3A.	To approve the Compensation Policy for the Company’s directors and officers attached as Exhibit A to the Proxy Statement.	☐	☐	☐

		YES	NO

3B.
In connection with Proposal 3A above, please indicate whether you are a controlling shareholder or have a personal interest in the approval of the Compensation Policy and, if you indicate YES, please provide details.
		☐	☐

		FOR	AGAINST	ABSTAIN

4.	To approve an amendment to the Company’s 1998 Share Option Plan for Non-Employee Directors as described in the Proxy Statement.	☐	☐	☐

		FOR	AGAINST	ABSTAIN

5A.	To approve an amendment to the vesting terms of non-employee directors’ option grants as described in the Proxy Statement.	☐	☐	☐

		YES	NO

5B.
In connection with Proposal 5A above, please indicate whether you are a controlling shareholder or have a personal interest in the approval of the Proposal and, if you indicate YES, please provide details.
		☐	☐

		FOR	AGAINST	ABSTAIN

6A.	To approve the amendments to the Management Services Agreement among the Company, Meisaf and Kanir and its extension by a three-year term, all as described in the Proxy Statement.	☐	☐	☐

		YES	NO

6B.	In connection with Proposal 6A above, please indicate whether you have a personal interest in the approval of the Proposal and, if you indicate YES, please provide details.	☐	☐

▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼

NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.

COMPANY ID: PROXY NUMBER: ACCOUNT NUMBER:

Signature	Signature	Date	, 2013.